Janice R. Fukakusa	Royal Bank of Canada
Chief Financial Officer	200 Bay Street
RBC Financial Group	Toronto, Ontario M5J 2J5

Tel: (416) 974-1896
Fax: (416) 974-0400
e-mail: janice.fukakusa@rbc.com
FOIA Confidential Treatment Request
April 2, 2008
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Kevin W. Vaughn, Accounting Branch Chief Mr. Matthew Komar, Staff Accountant

Re:	Royal Bank of Canada — Form 40-F for fiscal year ended October 31, 2007 SEC File Number 001-13928

Dear Messrs. Vaughn and Komar:
     On behalf of Royal Bank of Canada (“RBC”), and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), I request confidential treatment of the shaded information identified as confidential under the response to each of the comments in the enclosed letter, dated April 2, 2008, of RBC to Messrs. Kevin Vaughn and Matthew Komar of the Division of Corporation Finance, Securities and Exchange Commission (the “Confidential Material”). In addition, we request that any memoranda, notes, transcripts or other writings that are made by or at the direction of any employee of the Securities and Exchange Commission that incorporate, include or relate to any of the Confidential Material or referred to in any conference, meeting, telephone conversation or interview between directors, employees, former employees, representatives, agents of, and/or counsel to RBC, or any other person, likewise be treated as nonpublic information and confidential under the Freedom of Information Act (“FOIA”). Please promptly inform the undersigned and Donald J. Toumey and Donald R. Crawshaw of Sullivan & Cromwell LLP, at the respective addresses indicated below, of any request for the Confidential Material made pursuant to FOIA or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
     The Confidential Material constitutes privileged or confidential trade secrets or commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)). The Confidential Material has not previously been disclosed or made available to the public.
     Pursuant to Rule 83, a copy of this request (but not the Confidential Material) is also being delivered to the Commission’s Office of Freedom of Information Act and Privacy Operations.

Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission

     Any notifications with respect to this request for confidential treatment should be directed to the undersigned at Royal Bank of Canada, 200 Bay Street, Royal Bank Plaza, Toronto, Ontario M5J 2J5, Canada or via facsimile at 416-974-0400, with a copy to Donald J. Toumey and Donald R. Crawshaw at Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004 or via facsimile at (212) 558-3588.
Yours truly,
/s/ Janice R. Fukakusa
Janice R. Fukakusa
(Enclosures)
cc:	FOIA Officer, U.S. Securities and Exchange Commission
G.M. Nixon, President and Chief Executive Officer
D.R. Allgood, Executive Vice President & General Counsel
L.F. Mezon, Chief Accountant
W.A. Cunningham, Partner, Deloitte & Touche LLP
D.J. Toumey, Partner, Sullivan & Cromwell LLP
D.R. Crawshaw, Partner, Sullivan & Cromwell LLP
(w/o enclosures)

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Janice R. Fukakusa	Royal Bank of Canada
Chief Financial Officer	200 Bay Street
RBC Financial Group	Toronto, Ontario M5J 2J5

Tel: (416) 974-1896
Fax: (416) 974-0400
e-mail: janice.fukakusa@rbc.com
April 2, 2008
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Kevin W. Vaughn, Accounting Branch Chief Mr. Matthew Komar, Staff Accountant

RE:	Royal Bank of Canada — Form 40-F for the fiscal year ended October 31, 2007 SEC File No. 001-13928

We have received your comment letter dated February 29, 2008 in connection with your review of Royal Bank of Canada’s (RBC) audited financial statements and related disclosures for the fiscal year ended October 31, 2007 contained in our annual report on form 40-F (Form 40-F). For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly.
The Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) is the accounting standard setter in Canada which issues accounting pronouncements and guidelines through the “CICA Accounting Handbook”, referenced in this letter as “the Handbook” or “HB”. The HB paragraphs cited are set out in Appendix A to this letter. Our responses refer to Canadian dollar amounts unless otherwise noted. In the absence of explicit Canadian GAAP on a particular topic or when further guidance is required, paragraph 24 of HB s. 1100, Generally Accepted Accounting Principles, permits, but does not require, us to consider U.S. interpretive guidance provided that guidance is not contradictory to Canadian GAAP concepts.
RBC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 40-F, and that Staff comments do not foreclose the U.S. Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing. RBC also acknowledges that it will not assert the Commission’s review of our Form 40-F as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83
Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
Management’s Discussion and Analysis
Fourth Quarter 2007 Performance, page 52
1.	We note in October 2007 you recognized a charge of $357 million before-tax consisting of write downs on the fair value of your direct holdings of U.S. subprime RMBS and CDOs of ABS and related credit default swaps. As of January 30, 2008, you announced that you will write down an additional amount related to your exposure to a U.S. bond insurer during the quarter ended January 31, 2008. Please address the following in your future filings:
•	Clearly disclose the specific events that occurred or circumstances that changed during the quarter ended January 31, 2008 that led to the conclusion to write down the additional amount in January 2008.

•	Clearly disclose how you determined the amount of the write down.

•	Clearly identify the nature of the events and instruments which triggered the write down.

•	Disclose the nature of your investment or interest in those instruments.

•	Disclose the extent of any additional exposure (on or off balance sheet) to the parties and instruments involved. Separately identify your exposure to this single monoline bond insurer as well as your overall exposure to other monoline bond insurers. Identify any concentrations in your exposures.
Nature of our investment or interest in instruments subject to the writedowns
We originate collateralized debt obligations of asset backed securities (“CDOs”). These are transactions against which we may purchase credit protection from bond or ‘monoline’ insurers, in the form of credit default swaps. The credit default swaps help to hedge our exposure to the risk of default on the underlying assets in our trading portfolio. When the value of the CDOs we originate declines, the value of the associated credit default swaps that are credit protection purchased against those CDOs increases. When the credit quality of the counterparty from which we purchase credit protection under credit default swaps deteriorates, the value of the credit default swaps declines potentially requiring valuation adjustments.
Our exposure to trading losses on credit default swaps with U.S. bond insurer ACA Capital Holdings Inc. (“ACA”) was the subject of the comments made at a January 29, 2008 conference you reference and a subsequent news article on January 30, 2008 and was also disclosed on pages 4 and 5 of our First Quarter 2008 Report to Shareholders (“Q1 2008 RTS”). Our response below addresses your requests relative to writedowns specifically associated with credit default swaps with ACA and also valuation adjustments associated with credit protection purchased from other monoline bond insurers. As part of our response, we have also drawn your attention to specific disclosures made in our prior filings that are relevant to the issues under discussion.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83
Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
Events and circumstances that occurred or changed during the first quarter of 2008 (“Q1 2008”)
In the fourth quarter of 2007, widening credit spreads in the market negatively impacted values of the CDOs we originated in our Structured Credit business. These conditions were disclosed in our 2007 Annual Report on page 46, where we explain changes in trading revenue year over year, and also on page 53, where we explain business segment results for Capital Markets. A detailed explanation of the conditions giving rise to the charges taken in the fourth quarter is also provided on page 68 in the financial performance commentary for our Capital Markets segment. There, we explain that the charges taken ‘reflected the deterioration in the credit markets in the latter part of 2007 as a result of concerns over the U.S. subprime market, a general lack of liquidity and the recent credit rating agency downgrades of a broad group of CDOs of ABS and U.S. RMBS instruments’.
Our year end charge of $357 million before taxes and $160 million after offsetting compensation and tax adjustments ($119 compensation and $78 million tax) included a $59 million ($26 million after tax and compensation adjustments) writedown related to ACA. On page 43 of the 2007 Annual Report we disclosed a recorded fair value of $104 million on credit default swaps with ACA which represented the estimated remaining exposure to ACA as of October 31, 2007. Subsequent to year end, but prior to the issuance of our financial statements, Standard and Poor’s (“S&P”) placed ACA on a negative watch-list indicating the potential for a credit downgrade. This confirmed our view of the credit considerations relative to ACA and this led us to record a valuation adjustment to adjust the value of our credit default swaps with ACA to fair value.
Credit markets continued to deteriorate in Q1 2008. While the underlying conditions associated with deterioration in the credit markets existed in the fourth quarter of 2007, related events in the market that impact the value of our CDOs and credit default swaps continued to unfold during Q1 2008. The fair value of credit default swaps continued to increase in November as credit indices that track the probability of default on the CDOs underlying the credit default swaps declined, reflecting an increased value in the credit protection provided under the credit default swaps. We refer below to the specific events that led us to the writedowns, including any associated disclosure. Note that where disclosure has been referenced, certain figures after tax and compensation adjustments have also been provided in the response below in brackets, even where not provided in the referenced disclosure, to help provide a frame of reference of the overall significance of the impacts to RBC.
Market events in the quarter included a mid December downgrade of the credit rating issued by S&P’s on ACA from ‘A’ to ‘CCC’. On page 4 our Q1 2008 RTS we explain that the deterioration in credit markets continued through Q1 2008 resulted in a writedown of $430 million ($187 million after tax and related compensation adjustment) of which $288 million ($125 after tax and compensation adjustments) related to U.S. subprime exposures. We explain further on page 5 that this amount included writedowns of $201 million ($87 million after tax and compensation adjustments) on credit default swaps with monoline insurers, of which $122 million before tax ($53 million after tax and compensation adjustments) related to ACA where we have written the amount down to a nominal value, and $79 million ($34 million after tax and compensation adjustments) related to a subsidiary of MBIA Inc. (“MBIA”), a monoline insurance provider with a financial strength and rating of Aaa/Negative by Moody’s Investors Service

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83
Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
(“Moody’s”) (affirmed February 26, 2008) and AAA/Negative by S&P (affirmed February 25, 2008).
The writedown of ACA in Q1 2008 of $122 million was higher than the fair value of the credit default swaps with ACA reported as at October 31, 2007 of $104 million because of an increase in fair value of the credit default swaps that occurred through Q1 2008.
Some information related to the ACA writedown was also included in my response to a question I was asked at the Citi Financial Services conference in New York on January 29, 2008. In my response, I mentioned that ‘the current mark-to-market as of October 31st was $104 million’. This information was included in our year end disclosure and was not significantly different from the actual writedown which was taken in Q1 2008 of $122 million ($53 million after tax and compensation adjustments) as noted above.
Also during Q1 2008, we identified, through routine risk management controls and procedures, a widening gap between internally developed inputs and external benchmarks to which we track those inputs, that are used to value credit default swaps with MBIA. These inputs, which include credit spreads, have historically tracked very closely to external benchmarks. As a result of this development, the valuations for credit default swaps with MBIA were adjusted to reflect fair market value as at January 31, 2008 in light of the market conditions noted, and as described more fully below.
Method for determining the amount of the writedown and extent of additional exposure
[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]
This summarizes the significant concentration of our credit exposures to monoline bond insurers that are rated less than AAA by S&P’s and less than Aaa by Moody’s. Our overall exposure to other monoline bond insurers is summarized on page 5 of our Q1 2008 RTS where we disclose the following, some of which has already been referenced above:
     Impact of market disruption
The deterioration in the credit markets in 2007 continued through the first quarter of 2008 resulting in a writedown of $430 million ($187 million after-tax and related compensation adjustment; October 31, 2007 — $172 million) in our Capital Markets segment. This writedown consisted of $288 million related to U.S. subprime exposures, $92 million related to the investment portfolio supporting our U.S. Municipal guaranteed investment certificates (GIC) business, $22 million relating to U.S. commercial mortgage-backed securities (CMBS), and $28 million relating to U.S. auction rate securities (ARS).
     U.S. subprime
As a result of the current market environment, we recorded a writedown of $288 million (October 31, 2007 — $357 million) in Capital Markets on our exposure to U.S. subprime residential mortgage-backed securities (RMBS) and collateralized debt obligations of asset-backed securities (CDOs of ABS). This amount included writedowns of $201 million on credit default swaps (CDS) with monoline insurers, of which $122 million (October 31, 2007 — $59 million) related to ACA Capital Holdings Inc. (ACA) where we have written the amount down to a nominal value, and $79 million related to a subsidiary of MBIA Inc. (MBIA), a monoline insurance provider with a financial strength rating of Aaa/Negative by Moody’s Investors Service (affirmed February

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83
Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
26, 2008) and AAA/Negative by Standard & Poor’s (affirmed February 25, 2008). The remaining $87 million in writedowns relate to the fair value of our direct holdings of U.S. RMBS and CDOs of ABS.
Our Capital Markets holdings of U.S. subprime RMBS and CDOs of ABS arose primarily from the Logan and Longport CDOs structured by us and are classified as held-for-trading, with unrealized changes in fair value reflected in Non-interest income. Holdings of U.S. subprime RMBS within our other business segments are classified as available-for-sale. As at January 31, 2008, we had $402 million fair value of exposure to U.S. subprime RMBS classified as available-for-sale, which we intend to hold until maturity. These unrealized changes in fair value are reflected in Other comprehensive income. The accumulated amount in Other comprehensive income related to value declines in this inventory is $57 million.
As shown in the table below, as at January 31, 2008, Capital Markets had exposures within the Logan CDOs of US$1,101 million to U.S. subprime RMBS, US$1,053 million to CDOs of ABS that contain U.S. subprime, and US$2,784 million to CDOs of corporate names that do not contain U.S. subprime. These exposures are hedged by a combination of cash collateralized CDS and CDS with MBIA. The fair value of all other Capital Markets U.S. subprime positions as at January 31, 2008, including our exposure to the Longport CDO and attributing only a nominal value to our insurance from ACA was US$285 million to CDOs of ABS, and a net short U.S. RMBS exposure (liability) of US$48 million.
CDO transactions hedged by monoline insurers

As at January 31, 2008
	Logan	Longport
US$ millions	CDOs	CDO	Total

Exposure (Notional/Par)
RMBS	$1,101	$—	$1,101
CDOs of ABS	1,053	446	1,499
CDOs of corporate names	2,784	—	2,784

Total	$4,938	$446	$5,384

Credit protection by monoline insurers
Monoline insurers provide protection of US$9,126 million against asset defaults within our trading portfolio. This protection arises from: (i) insurance (CDS) of US$4,659 million related to CDO transactions originated by us containing U.S. subprime; (ii) insurance (CDS) of US$1,122 million purchased by us to hedge against default of other trading securities and derivatives; and (iii) bond insurance of $3,345 million on third-party originated assets such as U.S. municipal bonds, ARS and GICs, public infrastructure bonds and collateralized GICs, where the insurance is an integral component of the asset.
The table below shows our notional credit protection from cash collateralized CDS and CDS with monoline insurance providers MBIA and ACA related to CDO transactions containing U.S. subprime. The calculated fair value of our insurance from MBIA (CDS with a notional amount of US$4,363 million), was $902 million as at January 31, 2008, representing the decline in fair value in the Logan CDOs after consideration of the protection value of cash collateralized CDS. We recorded valuation adjustments of $82 million against this amount, of which $79 million was taken in the quarter (October 31, 2007 — $3 million), to arrive at the current fair value of $820 million. The calculated fair value of our insurance from ACA (CDS with a notional amount of US$296 million), was $181 million as at January 31, 2008, representing the decline in fair value of our insured exposure to the Longport CDO. All but a nominal amount was taken as a writedown, of which $122 million was recorded in the quarter (October 31, 2007 — $59 million).

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83
Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
Credit protection on U.S. subprime related assets

As at January 31, 2008
	Logan		Longport
US$ millions	CDOs		CDO		Total

Cash colateralized CDS	$575		$—		$575
Monolines CDS	4,363	(1)	296	(2)	4,659

Total purchased protection	$4,938		$296		$5,234

(1)	The counterparty is MBIA.

(2)	The counterparty is ACA.
As at January 31, 2008, we held monoline insurance of US$1,122 million against default of the issuer or counterparty on trading assets comprising CDOs of corporate names, singlename corporate CDS and interest rate swaps. The recorded fair value as at January 31, 2008 on these monoline insurance contracts was $48 million.
Monoline insurers provide bond insurance for third-party originated assets, such as U.S. municipal bonds, ARS and GICs, public infrastructure bonds and collateralized GICs, where the insurance is an integral component of the asset. The par value of these assets as at January 31, 2008 is US$3,345 million. Substantially all of these assets are held in our trading book at fair value.
U.S. asset-backed paper
The disruption in the U.S. subprime markets led to liquidity issues in other asset-backed paper markets during the quarter, including U.S. MBS, U.S. CMBS and municipal ARS markets.
During the quarter, we recognized losses on the fair value of our investment portfolio supporting our U.S. Municipal GIC business, comprising primarily MBS, of $92 million. As at January 31, 2008, we held securities in this portfolio with a fair value of US$4,361 million, containing US$2,323 million Agency MBS (Federal Home Loan Mortgage Corporation or Federal National Mortgage Association), US$933 million Agency discount notes and bonds, US$620 million non-agency MBS (rated AAA or Alt-A) and US$485 million federal, municipal and corporate bonds.
We originate commercial mortgages in the U.S. market and warehouse them until such time as there is an opportunity to securitize them for a fee through issuance of CMBS. As at January 31, 2008, we held commercial mortgages in our trading book at their fair value of US$765 million, after recognition of losses of $22 million during the quarter (October 31, 2007 — $36 million) due to a lack of liquidity in the CMBS issuance market.
We participate as remarketing agent in the U.S. ARS market in a total program size of US$21.3 billion (which represents approximately 5% of the total market for these types of securities), of which US$20.2 billion is backed by student loan collateral and is largely government insured. During the quarter, we recognized losses of $28 million on the fair value of our ARS portfolio (approximately .6%).
The above response indicates that substantially all of the information requested in the Staff’s comment was included in the Q1 2008 RTS, which was furnished under cover of a Form 6-K dated February 29, 2008. RBC will provide updates as appropriate in future reports to shareholders and reports on Form 40-F.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83
Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
Note 30 — Results by Business and Geographic Segment, Page 162
2.	We note your disclosure that you recognized a $326 million gain with respect to the worldwide restructuring of Visa based on the fair value of shares of Visa, Inc. that you received on October 3, 2007. Please address the following separately for each U.S. and Canadian GAAP as applicable:

Our responses to the questions below reference CICA Handbook section 3855, Financial Instruments — Recognition and Measurement (HB 3855), which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives, and section 3831, Non-monetary transactions (HB 3831). As a matter of background:

On October 3rd, Visa Inc. announced the completion of its global restructuring. This reorganization resulted in the formation of a new stock company, Visa Inc., owned by former members of Visa U.S.A., Visa Canada Association (“Visa Canada”), Visa International, Visa Europe, and Innovant LLC. Visa Inc. issued members of Visa Canada shares of Visa Inc’s “Class Canada common stock” of Visa Inc., a private company, (hereafter referred to as “Class Canada common shares”), in exchange for their governance and membership rights in Visa Canada. The global restructuring and the issuance of the Class Canada common shares were steps taken by Visa Inc. in preparation for its initial public equity offering (“IPO”), which occurred in February 2008.

Upon completion of the IPO on March 24, 2008, each outstanding share of Class Canada common stock was automatically converted into Class C (Series I) common stock (hereafter referred to as “Class C common shares”) based on the applicable conversion rate for the Class Canada common stock. This conversion rate was set out in the “Final True-Up Notice” issued by Visa Inc. to all participating regions; the number of Class C common shares reported in the True-Up Notice was determined based on a predefined “Conversion Rate” as defined in the legal documents. The number of Class C common shares issued to the Class Canada common shareholders pursuant to the Final True-Up Notice was approximately two per cent less than the number of Class Canada common shares issued pursuant to the “Interim True-Up Notice”. Visa Canada members were required to sell 51% of their Class C common shares (immediately upon receipt/ through the IPO) while the remaining 49% have been retained and are subject to sale and transfer restrictions for three years following the IPO.

In Note 18 to our Consolidated Financial Statements for the quarter ended January 30, 2008, we disclosed the loss that we may incur based on Visa Inc.’s proposed IPO price range of US$37 to US$42. The final price of $44 million will reduce that estimated loss.

•	Tell us how you previously accounted for your membership interests in Visa Canada and Visa International prior to the restructuring.

Prior to the global restructuring of Visa Inc., Visa Canada was a corporation without share capital whose members were Canadian financial institutions, including RBC. Visa Canada was also a not-for-profit organization exempt from Canadian income taxes. Members of

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83
Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
Visa Canada had governance and membership rights in the organization. Founding members, such as RBC, obtained their membership interest in Visa Canada for nil consideration, and accordingly, our interest was recorded at nil cost on our consolidated balance sheet, under both Canadian and US GAAP.

Visa Canada was a member of Visa International which provided certain payment system services to its members. Members of Visa International had voting rights but no dividend or distribution rights. We had no equity or financial interest in Visa International through our membership in Visa Canada; therefore, we did not have to record on our consolidated balance sheet, under either Canadian or US GAAP.

•	Tell us how you determined the fair value of shares of Visa, Inc. received in the absence of an active market for these shares. Please provide us with a comprehensive response which includes the key assumptions made and valuation models employed.

The Class Canada common shares were shares of a private company with no quoted market price. In order to determine the value at which to record the shares in the absence of market prices, we and certain other Canadian financial institutions jointly engaged an independent valuation firm to estimate the value of the Class Canada common shares issued to us by Visa Inc. on October 2, 2007. Determining fair value using a valuation technique is permitted by HB 3855 paragraphs A47 to A54.

The valuation report, which provided a price range for the Class Canada common shares and was used for accounting and tax purposes, was determined as at October 2, 2007 using information that was publicly available; it did not take into consideration additional information that was known to the Class Canada common stockholders or other insiders. The valuation report was first issued on November 1, 2007 and considered all information and market conditions up to November 1, 2007. The key assumptions used in valuing the shares and the valuation models employed are as follows:

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

We believed that the lowest price in the range provided was the most reasonable for the purpose of recording the gain. This price was applied to the number of shares allocated to us which, in turn, was based on the August 20, 2007 Interim True-Up Notice issued by Visa Inc. to all participating regions. At that point in time, we had no reason to believe that the number of shares to be allocated to Visa Canada pursuant to the Final True-Up Notice would be significantly different from the interim allocation.

•	To the extent your accounting for these events under Canadian GAAP differed from your accounting for them under U.S. GAAP, tell us how such differences are reflected in Note 31.

We accounted for these events in manners that yield similar results under U.S. and Canadian GAAP and consequently, there are no differences disclosed in our reconciliation of the application of Canadian and United States generally accepted accounting principles in

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83
Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
Note 31. The basis for our recognition of a gain under both Canadian GAAP and U.S. GAAP is discussed below.

•	Tell us how you determined the gain recognition was appropriate under U.S. GAAP.

The receipt of Class Canada common shares in exchange for our membership interest in Visa Canada constituted a non-monetary transaction with commercial substance in accordance with HB 3831 paragraphs 6 and 10. Such transactions are required to be recorded at the more reliably measurable fair value of the asset given up or received. In this case, the fair value of the Visa Inc. shares received was determined to be more reliably measurable than the fair value of the membership interest exchanged. The transaction was determined to have commercial substance because there are future cash flows associated with the shares received, including those arising upon the mandatory disposition of 51% of the Class C common shares coincident with the IPO (discussed in the response to the second question) that did not arise from our membership interest in Visa Canada. In addition, the timing and risk associated with the cash flows of the Class C common shares were expected to differ from those while we were a member of Visa Canada. The former members of Visa Canada comprised 100% of its ownership whereas they received, on a combined basis, 2.89% of the stock of Visa Inc. upon completion of the IPO.

As discussed in the Form S-4, as part of Visa’s global restructuring, Visa Canada surrendered to Visa International its entire membership in Visa International, and Visa International and Visa Inc. entered into a regional services agreement with Visa Canada to continue Visa Canada’s existing commercial rights with respect to the Visa payments system. At the closing of the restructuring, Visa Canada offered its members the opportunity to enter into separate services agreements with Visa Canada; Visa Canada and Visa International offered Visa Canada members the opportunity to enter into separate trademark agreements with Visa International; and Visa Inc. offered to Visa Canada members the opportunity to enter into a support agreement with Visa Inc. These agreements enabled Visa Canada members to continue their existing commercial rights with respect to the Visa payments system. As a result of entering into its own agreements, RBC was able to negotiate a lower pricing structure than it incurred as a member of Visa Canada Association. This reduced pricing will come into effect on November 1, 2008.

Consistent with HB 3831 requiring all transactions to be recorded at the more reliably measurable of the fair value of the asset given up or received, paragraph 55 of HB 3855 requires all financial instruments to be recognized at fair value upon initial recognition. The Visa Inc. shares we received are considered to be financial assets and were recorded at their initial fair value determined using the independent valuation explained above. Given that there is no market for the Class Canada common shares, they will continue to be recorded at the initial value ascribed to the shares until there is a readily determinable fair market value under both GAAPs. This will occur only when the holding restrictions on the Class C common shares expire. The Class C common shares were received upon completion of the IPO in exchange for the Class Canada common shares. Other factors may also impact the carrying value and will be considered at that time.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83
Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
Under US GAAP, we also consider the exchange of our membership interest in Visa Canada for Class C common shares of Visa Inc. to be a non-monetary transaction with commercial substance, given the common definition of “commercial substance” between HB 3831 and FAS 153, Exchanges of Nonmonetary Assets (FAS 153). We also recognized, however, that paragraph 2(e) of FAS 153 excluded from its scope “a transfer of assets to an entity in exchange for an equity interest in that entity” and consequently view EITF 91-5, Nonmonetary Exchange of Cost-Method Investments to be the applicable literature to apply to the transaction. EITF 91-5 addresses the accounting for the following scenario:
Company A enters into a business combination with Company B in which shares of one company are exchanged for all outstanding shares of the other. The business combination may or may not meet the criteria in Opinion 16 for pooling-of-interests accounting. After the combination, former Company A shareholders own a majority of the shares of the combined entity, and Company A will be considered the acquiror pursuant to [FAS 141] if the transaction is accounted for as a purchase. Shares of the combined company will continue to be publicly traded subsequent to the business combination.
We consider the Visa restructuring to be, in substance, a business combination. As of the restructuring date, the former Visa USA member banks owned a majority of the common stock of Visa Inc. and are therefore viewed as the acquiring entity in the transaction (Company A), with the former members of Visa Canada, Visa Europe, Visa International, and Innovant LLC, as, collectively, the acquired entity (Company B). Pursuant to the consensus reached in EITF 91-5, “a cost-method investor in Company B would record the transaction at fair value”. As such, we recorded the Class C shares at their estimated fair value and recognized a gain equal to the amount recognized for Canadian GAAP.

We classified the shares as available-for-sale (“AFS”) securities in accordance with HB 3855; they are included in the “Equities — at cost” number in Note 3 to our 2007 financial statements. FAS 115, Accounting for Certain Investments in Debt and Equity Securities, however, effectively precludes equity investments that do not have a readily determinable fair value from being recorded as AFS securities; accordingly, we reclassified the Class Canada common shares from AFS securities on our Canadian GAAP Consolidated Balance Sheet to “Other Assets” on our Condensed U.S. GAAP Consolidated Balance Sheet presented in Note 31, which is where we classify other private equity investments.
We note for the information of Staff that concurrent with the submission to you of this letter, confidential treatment of certain portions of this response letter is being requested under the U.S. Securities and Exchange Commission’s rules pursuant to the accompanying confidential treatment request. Accordingly, this response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83
Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
If you have any questions regarding our responses, please contact myself or RBC’s Chief Accountant, Linda Mezon, at
416-955-7876. If you have any questions concerning the portions of this response for which confidential treatment is requested, please contact Donald Crawshaw or Donald Toumey of Sullivan & Cromwell LLP at 212-558-4000.
Yours truly,
/s/ Janice R. Fukakusa
Janice R. Fukakusa
cc:	V. L. Young, Chairman, Audit Committee of the Board
G.M. Nixon, President and Chief Executive Officer
D.R. Allgood, Executive Vice President & General Counsel
L.F. Mezon, Chief Accountant
W.A. Cunningham, Partner, Deloitte & Touche
D.R. Crawshaw, Partner, Sullivan & Cromwell LLP
D.J. Toumey, Partner, Sullivan & Cromwell LLP

Royal Bank of Canada has claimed confidential treatment of portions
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Messrs. Vaughn and Komar
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Appendix A — CICA Accounting Handbook References
HB 3855 — Financial Instruments — Recognition and Measurement
Paragraph 19(i) — Definition of an available-for-sale asset
(i) Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.
     Paragraph 55 — Initial measurement of financial assets and financial liabilities
When a financial asset or financial liability is recognized initially, an entity should measure it at its fair value (except as specified for certain related party transactions in paragraphs 3855.60 — .63).
     Paragraphs A47 to A54 — No active market — valuation technique
A47	When the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; and option pricing models. When there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the entity uses that technique.

A48	The objective of using a valuation technique is to establish what the transaction price would have been on the measurement date in an arm’s length transaction motivated by normal business considerations. Fair value is estimated based on the results of a valuation technique that makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity. A valuation technique would be expected to arrive at a realistic estimate of the fair value when:
(a)	it reasonably reflects how the market could be expected to price the instrument; and

(b)	the inputs to the valuation technique reasonably represent market expectations and measures of the risk-return factors inherent in the financial instrument.
A49	Therefore, a valuation technique:
(a)	incorporates all factors that market participants would consider in setting a price; and

(b)	is consistent with accepted economic methods for pricing financial instruments.
Periodically, an entity calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument (i.e., without repackaging) or based on any observable market data. An entity obtains market data consistently in the same market where the instrument was originated or purchased. The best evidence of the fair value of a

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financial instrument at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

A50	The application of paragraph 3855.A49 may result in no gain or loss being recognized on the initial recognition of a financial asset or financial liability. In such a case, the financial asset or financial liability is subsequently measured, and gains and losses are subsequently recognized, in accordance with this Section. Accordingly, a gain or loss is recognized immediately after initial recognition only to the extent that it arises from a change in a factor that market participants would consider in setting a price.

A51	The initial acquisition or origination of a financial asset, or incurrence of a financial liability, is a market transaction that provides a foundation for estimating the current fair value of the financial instrument. In particular, when the financial instrument is a debt instrument (such as a loan), its fair value can be determined by reference to the market conditions that existed at its acquisition or origination date and current market conditions, or interest rates currently charged by the entity or by others for similar debt instruments (for example, similar remaining maturity, cash flow pattern, currency, credit risk, collateral, and interest basis). Alternatively, provided there is no change in the credit risk of the debtor and applicable credit spreads after the origination of the debt instrument, an estimate of the current market interest rate may be derived by using a benchmark interest rate reflecting a better credit quality than the underlying debt instrument, holding the credit spread constant, and adjusting for the change in the benchmark interest rate from the origination date. When conditions have changed since the most recent market transaction, the corresponding change in the fair value of the financial instrument being valued is determined by reference to current prices or rates for similar financial instruments, adjusted as appropriate for any differences from the instrument being valued.

A52	The same information may not be available at each measurement date. For example, at the date that an entity makes a loan or acquires a debt instrument that is not actively traded, the entity has a transaction price that is also a market price. However, no new transaction information may be available at the next measurement date and, although the entity can determine the general level of market interest rates, it may not know what level of credit or other risk market participants would consider in pricing the instrument on that date. An entity may not have information from recent transactions to determine the appropriate credit spread over the basic interest rate to use in determining a discount rate for a present value computation. It would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. However, the entity would be expected to make reasonable efforts to determine whether there is evidence that there has been a change in such factors. When evidence of a change exists, the entity would consider the effects of the change in determining the fair value of the financial instrument.

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A53	In applying discounted cash flow analysis, an entity uses a discount rate(s) equal to the prevailing rate(s) of return for financial instruments having substantially the same terms and characteristics, including the credit quality of the instrument, the remaining term over which the contractual interest rate is fixed, the remaining term to repayment of the principal, and the currency in which payments are to be made.

Inputs to valuation techniques

A54	An appropriate technique for estimating the fair value of a particular financial instrument would incorporate observable market data about the market conditions and other factors that are likely to affect the instrument’s fair value. The fair value of a financial instrument will be based on one or more of the following factors (and perhaps others):
(a)	The time value of money (i.e., interest at the basic or risk-free rate) — Basic interest rates can usually be derived from observable government bond prices and are often quoted in financial publications. These rates typically vary with the expected dates of the projected cash flows along a yield curve of interest rates for different time horizons. For practical reasons, an entity may use a well-accepted and readily observable general rate, such as a LIBOR or swap rate, as the benchmark rate. (Because a rate such as LIBOR is not the risk-free interest rate, the credit risk adjustment appropriate to the particular financial instrument is determined on the basis of its credit risk in relation to the credit risk in this benchmark rate.) In some countries, the central government’s bonds may carry a significant credit risk and may not provide a stable benchmark basic interest rate for instruments denominated in that currency. Some entities in these countries may have better credit standings and lower borrowing rates than the central government. In such a case, basic interest rates may be more appropriately determined by reference to interest rates for the highest-rated corporate bonds issued in the currency of that jurisdiction.

(b)	Credit risk — The effect on fair value of credit risk (i.e., the premium over the basic interest rate for credit risk) may be derived from observable market prices for traded instruments of different credit quality or from observable interest rates charged by lenders for loans of various credit ratings.

(c)	Foreign currency exchange prices — Active currency exchange markets exist for most major currencies, and prices are quoted daily in financial publications.

(d)	Commodity prices — There are observable market prices for many commodities.

(e)	Equity prices — Prices (and indexes of prices) of traded equity securities are readily observable in some markets. Present value-based techniques may be used to estimate the current market price of equity instruments for which there are no observable prices.

(f)	Marketability (the return market participants demand to compensate for the risk that they may not be able to sell an asset or obtain relief from a liability

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immediately) — In some cases, it may be reasonable to assume that the effects of marketability are included in the credit risk interest rate premium. In some other cases, it may be reasonable to assume that there has been no significant change in the marketability of a financial instrument and the effect on the instrument’s fair value during a reporting period.

(g)	Volatility (i.e., the magnitude of future changes in price of the financial instrument or other item) — Measures of the volatility of actively traded items can normally be reasonably estimated on the basis of historical market data or by using volatilities implied in current market prices.

(h)	Prepayment risk and surrender risk — Expected prepayment patterns for financial assets and expected surrender patterns for financial liabilities can be estimated on the basis of historical data. (The fair value of a financial liability that can be surrendered by the counterparty cannot be less than the present value of the surrender amount — see paragraph 3855.A64.)

(i)	Servicing costs of a financial asset or financial liability — Costs of servicing can be estimated using comparisons with current fees charged by other market participants. When the costs of servicing a financial asset or financial liability are significant and other market participants would face comparable costs, the issuer considers them in determining the fair value of that financial asset or financial liability. It is likely that the fair value at inception of a contractual right to future fees equals the origination costs paid for them, unless future fees and related costs are out of line with market comparables.
HB 3831 — Non-monetary transactions
Paragraph 6
An entity should measure an asset exchanged or transferred in a non-monetary transaction at the more reliably measurable of the fair value of the asset given up and the fair value of the asset received, unless:
(a)	the transaction lacks commercial substance;

(b)	the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to the customers other than the parties to the exchange;

(c)	neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

(d)	the transaction is a non-monetary non-reciprocal transfer to owners to which paragraph 3831.14 applies.
Paragraph 10
When an entity is able to reliably determine the fair value of both the asset received and the asset given up, the fair value of the asset given up is used to measure the asset received unless the fair value of the asset received is more reliably measurable. Additional guidance on fair value measurement is provided in .......

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Commercial substance
A non-monetary transaction has commercial substance when the entity’s future cash flows are expected to change significantly as a result of the transaction. The entity’s future cash flows are expected to change significantly when:
(a)	the configuration, as defined in paragraph 3831.12, of the future cash flows of the asset received differs significantly from the configuration of the cash flows of the asset given up; or

(b)	the entity-specific value of the asset received differs from the entity-specific value of the asset given up, and the difference is significant relative to the fair value of the assets exchanged.
In some cases, a qualitative assessment will be conclusive in determining that the estimated cash flows of the entity are expected to change significantly as a result of the transaction.